WOODSIDE
AUSTRALIAN ENERGY

02 JUL 31 AM 9:09

16 July 2002

[redacted]

02042963

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange.

- Stock Exchange Release in relation to the future resignation of Dr. Alan Parsley; appointment of Tim Warren and the future appointment of Peter de Wit, lodged with the Australian Stock Exchange ("ASX") on 16 July 2002.
- Appendix 3X - Initial Director's Interest Notice in relation to Timothy Norcot Warren, lodged with the ASX on 16 July 2002.

Yours faithfully
WOODSIDE PETROLEUM LTD.

LYNNE KYLE
Corporate Assistant

PROCESSED
AUG 08 2002
THOMSON
FINANCIAL

dlw 7/31

WOODSIDE PETROLEUM LTD.
A.B.N. 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Postal Address: Box D188 G.P.O. Perth, Western Australia, 6840
Telephone: (08) 9348 4000 Facsimile: (08) 9348 4990

6 July 2002

WOODSIDE

AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Resignation and Appointment of Directors

The Board of Woodside Petroleum Ltd today announced the resignation from the Board of Dr Alan Parsley, effective 31 July 2002, following his transfer within the Shell Group to The Netherlands.

The Board announced the appointment to the Board of Mr Tim Warren, effective 15 July 2002. Mr Warren an executive of Shell, has relocated to Australia to take up the roles of Chairman, Shell Australia Limited, and CEO Shell Development (Australia) Pty Ltd and he replaces Dr Parsley on the Woodside Board.

The Board also announced the appointment of Mr Peter de Wit, which will become effective 13 August 2002. Mr de Wit, who is the Director Asia Pacific for Shell International Gas, fills the position of a Shell nominated director previously held by Mr Peter Duncan who retired from the Board in February.

KAREN LANGE
Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Woodside Petroleum Ltd
ABN	55 004 898 962

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Timothy Norcot Warren
Date of appointment	15 July 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A